August 29, 2018


Harry Simeonidis
President
Glucose Biosensor Systems (Greater China) Holdings, Inc.
733 Third Avenue, Floor 15
New York, NY 10017

       Re: Glucose Biosensor Systems (Greater China) Holdings, Inc. Amendment No. 2 to Draft Offering Statement on Form 1-A Submitted August 15, 2018
               CIK No. 0001725430

Dear Mr. Simeonidis:

      We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Lock-up Agreements, page 53

1. We note your response to prior comment 9. Please reconcile your disclosure in this section and on page 94 regarding the duration of the lock-up period with
Exhibit 6.6.
       Please also reconcile the disclosure on page 78 regarding Dr. Caminis serving as
       Executive Vice President with your response that he will not serve on the executive team.

License Agreement, page 62

2. We note your response to prior comment 1; however, the first bullet point of this section discloses that a change in control includes a change of 30% ownership or voting rights.
       Page 12 refers to a 50% change. Please reconcile. Also, tell us which exhibit provides for the payment to avoid the change of control termination consequences mentioned in the second clauses (i) and (ii) of the penultimate bullet point on page
63.
 Harry Simeonidis
Glucose Biosensor Systems (Greater China) Holdings, Inc.
August 29, 2018
Page 2

Principal Place of Business, page 78

3. Please expand your response to prior comment 4 to address from where the other members of your management perform their roles for the issuer; tell us the nature of those roles, and tell us about any role that your current sole shareholder and its affiliates have in directing, controlling and coordinating your activities. Disclose when Dr. Becker will begin the activities that you disclose on page 77 and 78 that he will undertake, and tell us whether his position is full-time and when he began receiving the disclosed compensation. Also, disclose in an appropriate section of your offering circular the general character of your principal properties. In this regard, tell us about your relationships with iqbiosensor whose website indicates a Sydney address.

Security Ownership . . ., page 87

4. Please expand your response to prior comment 6 to clarify how the 21% owner of Life
        Science Biosensor Diagnostics would have sole voting and dispositive power over the shares given your disclosure on page 88 that IQnovate Limited is the majority owner of
        Life Science Biosensor Diagnostics. It is unclear whether other natural persons have or share voting and/or dispositive power over the shares held by Life Science Biosensor
        Diagnostics.

Description of Our Securities, page 89

5. Please tell us how the "No. of Ordinary Shares in GBSGC Pty Ltd" mentioned on page
        F-6 is reflected in this section.

Anti-takeover Effects, page 90

6. Please address the last sentence of prior comment 1. It is unclear how your disclosures at the top of page 45 and in the second and third subsections on page 91 are reconcilable with the second exhibit that you have numbered as exhibit 2.4.

Exhibits

7. Please file the Annex and Purchaser Questionnaire mentioned in exhibit 1.1, and tell us which exhibit represents the agreement with FundAmerica mentioned on page 51 and the engagement agreement mentioned on page 52. Also tell us the authority on which you rely to omit schedule 3 to exhibit 6.7, and which exhibit represents the orders mentioned on page 88.

Exhibit 4.1

8. Please address in your offering statement the governing law, indemnification, waiver of trial by jury and jurisdiction provisions of this exhibit. If any of these provisions would
 Harry Simeonidis
Glucose Biosensor Systems (Greater China) Holdings, Inc.
August 29, 2018
Page 3

        apply to claims under the federal securities laws and the rules and regulations thereunder, revise to affirmatively state (in both your offering circular and the appropriate exhibit)
        that, by agreeing to these provisions, investors will not be deemed to have waived their rights under the federal securities laws and the rules and regulations thereunder. In addition (1) address any question under applicable law as to the enforceability of any of the provisions and whether these provisions would apply to transferees, and (2) provide us your analysis of how the last sentence of section 4(f) is consistent with the disclosure in the rest of your offering statement.

        You may contact Michael Fay at (202) 551-3812 or Gary Todd, Senior Accountant, at
(202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or me at (202) 551-3617 with any other questions.

                                                             Sincerely,

                                                             /s/ Russell
Mancuso

                                                             Russell Mancuso
                                                             Branch Chief

cc: Gary J. Simon--Hughes Hubbard & Reed LLP